UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
(Amendment No. 7)
Under the Securities Exchange Act of 1934

Putnam Municipal Opportunities Trust (PMO)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

746922103

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 29, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 746922103

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  6,740,510

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  6,740,510

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

6,740,510

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

15.72%

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 7 ("Amendment No. 7") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D as specifically set forth.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 6,740,510 shares of Putnam Municipal Opportunities Trust on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 15.72% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of Putnam Municipal Opportunities Trust fits the investment guidelines for various Accounts. Shares have been acquired since April 21, 2005.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 6,740,510 shares or 15.72% of the outstanding shares. George W. Karpus presently owns 204,377 shares. Mr. Karpus purchased shares on May 13, 2005 at $11.88 (3000 shares), May 18, 2005 at $11.96 (3000 shares), June 13, 2005 at $11.90 (4000 shares), August 22, 2005 at $11.81 (400 shares), August 23, 2005 at $11.79 (800 shares), August 24, 2005 at $11.81 (550 shares), August 25, 2005 at $11.81 (550 shares), August 26, 2005 at $11.82 (450 shares), August 29, 2005 at $11.82 (600 shares), August 30, 2005 at $11.81 (700 shares), August 31, 2005 at $11.78 (550 shares), September 1, 2005 at $11.79 (150 shares), January 17, 2007 at $11.98 (3000 shares), June 19, 2008 at $10.78 (110 shares), June 20, 2008 at $10.62 (70 shares), June 26, 2008 at $10.74 (3000 shares), December 11, 2008 at $7.98 (29200 shares), December 12, 2008 at $7.76 (2100 shares), December 15, 2008 at $7.82 (10800 shares), December 23, 2008 at $8.55 (7000 shares), February 10, 2009 at $9.24 (2200 shares), February 25, 2009 at $9.01 (5200 shares), February 26, 2009 at $9.07 (11100 shares), March 10, 2009 at $9.04 (7635 shares), March 17, 2009 at $9.09 (3000 shares), March 25, 2009 at $9.20 (275 shares), June 12, 2009 at $10.05 (3400 shares), June 15, 2009 at $10.02 (3800 shares), June 25, 2009 at $10.05 (2472 shares), July 20, 2009 at $10.10 (1559 shares), July 21, 2009 at $10.15 (9314 shares), July 22, 2009 at $10.11 (12600 shares), August 7, 2009 at $10.31 (4624 shares), August 10, 2009 at $10.31 (5100 shares), September 18, 2009 at $11.30 (1000 shares), Septmeber 24, 2009 at $11.33 (6400 shares), Septmeber 25, 2009 at $11.34 (2300 shares), October 1, 2009 at $11.43 (274 shares), October 2, 2009 at $11.44 (3000 shares), October 5, 2009 at $11.51 (600 shares), October 6, 2009 at $11.54 (900 shares), October 8, 2009 at $11.47 (400 shares), October 9, 2009 at $11.36 (3200 shares), October 12, 2009 at $11.24 (3500 shares), October 14, 2009 at $11.20 (1800 shares), October 15, 2009 at $11.03 (5126 shares), August 3, 2010 at $11.75 (300 shares), November 11, 2010 at $11.56 (5900 shares), November 12, 2010 at 11.52 (800 shares), and on November 15, 2010 at $11.38 (2700 shares). Mr. Karpus had 38,857.197 shares transferred in on February 26, 2008 and 1,330 shares transferred in on November 19, 2010. Mr. Karpus sold shares on November 30, 2005 at $11.15 (7000 shares), February 17, 2006 at $11.85 (50 shares), February 22, 2006 at $11.92 (100 shares), February 23, 2006 at $11.92 (100 shares), February 24, 2006 at $11.93 (100 shares), March 17, 2006 at $11.91 (50 shares), March 31, 2006 at $11.79 (150 shares), April 5, 2006 at $11.80 (100 shares), April 6, 2006 at $11.81 (300 shares), April 10, 2006 at $11.77 (200 shares), April 12, 2006 at $11.76 (50 shares), April 13, 2006 at $11.73 (50 shares), April 17, 2006 at $11.68 (100 shares), April 28, 2006 at $11.68 (50 shares), May 9, 2006 at $11.67 (50 shares), July 20, 2007 at $12.57 (2736 shares), October 26, 2007 at $11.55 (200 shares), February 26, 2008 at $11.19 (1.197 shares), February 29, 2008 at $10.76 (2100 shares), and on March 3, 2008 at $10.92 (1800 shares). Dana R. Consler presently owns 1,967 shares. Mr. Consler purchased shares on November 11, 2008 at $9.48 (350 shares), December 16, 2008 at $7.82 (200 shares), April 1, 2009 at $9.33 (200 shares), May 14, 2009 at $10.03 (300 shares), October 12, 2009 at $11.24 (100 shares), October 22, 2009 at $11.09 (200 shares), August 3, 2010 at $11.75 (100 shares), November 11, 2010 at $11.51 (200 shares), and on November 15, 2010 at $11.37 (200 shares). Mr. Consler had 117 shares transferred in on September 17, 2008. JoAnn Van Degriff presently owns 18,939 shares. Ms. Van Degriff purchased shares on June 30, 2005 at $12.00 (1500 shares), August 12, 2005 at $11.82 (700 shares), January 3, 2007 at $11.96 (800 shares), January 5, 2009 at $9.00 (2500 shares), April 24, 2009 at $9.74 (100 shares), June 2, 2009 at $10.10 (800 shares), June 4, 2009 at $10.12 (200 shares), June 5, 2009 at $10.11 (300 shares), June 16, 2009 at $10.03 (400 shares), June 17, 2009 at $10.01 (200 shares), June 18, 2009 at $10.08 (300 shares), June 23, 2009 at $10.02 (200 shares), June 24, 2009 at $10.04 (100 shares), June 29, 2009 at $9.90 (100 shares), October 9, 2009 at $11.36 (200 shares), October 12, 2009 at $11.24 (300 shares), October 14, 2009 at $11.20 (200 shares), October 15, 2009 at $11.03 (100 shares), November 2, 2009 at $10.99 (900 shares), November 5, 2009 at $11.03 (100 shares), November 18, 2009 at $10.97 (100 shares), November 11, 2010 at $11.50 (1500 shares), November 12, 2010 at $11.46 (200 shares), and on November 15, 2010 at $11.38 (500 shares). Ms. Van Degriff sold shares on February 24, 2006 at $11.93 (50 shares), March 31, 2006 at $11.79 (50 shares), April 5, 2006 at $11.80 (50 shares), April 6, 2006 at $11.81 (50 shares), April 10, 2006 at $11.77 (50 shares), April 28, 2006 at $11.68 (50 shares), July 20, 2007 at $12.57 (794 shares), October 26, 2007 at $11.55 (100 shares), March 3, 2008 at $10.92 (100 shares), August 21, 2008 at $10.83 (206 shares), August 21, 2008 at $10.83 (494 shares), July 17, 2009 at $10.07 (300 shares), July 21, 2009 at $10.15 (200 shares), July 22, 2009 at $10.11 (533 shares), and on July 23, 2009 at $10.13 (7600 shares). Karpus Management Management Defined Benefit Plan presently owns 4,323 shares. The Benefit Plan purchased shares on September 16, 2008 at $11.20 (750 shares), November 11, 2007 at $9.48 (1400 shares), August 3, 2010 at $11.75 (700 shares), and on November 15, 2010 at $11.38 (700 shares). The Benefit Plan had 773 shares transferred in on February 26, 2008. Karpus Investment Management Profit Sharing Plan presently owns 6,825 shares. The Profit Sharing Plan purchased shares on September 16, 2008 at $11.20 (1175 shares), December 4, 2008 at $8.73 (2350 shares), October 22, 2009 at $11.09 (500 shares), October 30, 2009 at $10.96 (200 shares), November 2, 2009 at $10.99 (100 shares), August 6, 2010 at $11.75 (1200 shares), and on November 15, 2010 at $11.38 (1300 shares). Karpus Management, Inc. presently owns 11,198 shares. Karpus Management, Inc. purchased shares on June 3, 2005 at $12.07 (1500 shares), November 22, 2006 at $11.76 (50 shares), November 27, 2006 at $11.87 (500 shares), November 28, 2006 at $11.91 (50 shares), October 27, 2008 at $9.56 (200 shares), October 29, 2008 at $9.53 (900 shares), November 3, 2008 at $9.25 (600 shares), November 11, 2008 at $9.48 (150 shares), November 14, 2008 at $9.45 (100 shares), November 17, 2008 at $9.44 (200 shares), November 18, 2008 at $9.45 (100 shares), January 14, 2009 at $9.11 (300 shares), February 17, 2009 at $9.26 (300 shares), February 18, 2009 at $9.20 (300 shares), February 19, 2009 at $9.18 (400 shares), February 20, 2009 at $9.06 (400 shares), May 13, 2009 at $10.01 (200 shares), July 27, 2009 at $10.14 (2000 shares), Septmeber 28, 2009 at $11.37 (400 shares), October 2, 2009 at $11.44 (400 shares), October 9, 2009 at $11.36 (600 shares), October 12, 2009 at $11.24 (400 shares), October 14, 2009 at $11.20 (200 shares), and on November 12, 2009 at $11.00 (200 shares). Karpus Management, Inc. had 2772.526 shares transferred in on February 26, 2008. Karpus Management, Inc. sold shares on March 31, 2006 at $11.79 (50 shares), April 6, 2006 at $11.81 (50 shares), April 10, 2006 at $11.77 (50 shares), July 20, 2007 at $12.57 (574 shares), February 26, 2008 at $11.20 (0.526 shares), February 28, 2008 at $10.91 (700 shares), February 29, 2008 at $10.76 (500 shares), and on March 3, 2008 at $10.92 (100 shares). None of the other principals of KIM presently own shares of PMO.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 9/28/2010 (200)  $12.20
 9/29/2010 (15950)  $12.26
 10/4/2010 (75)  $12.25
 10/15/2010 (700)  $12.33
 10/18/2010 (700)  $12.30
 10/21/2010 (2200)  $12.23
 10/22/2010 (175)  $12.23
 10/25/2010 (1057)  $12.22
 10/26/2010 (2888)  $12.26
 10/27/2010 (666)  $12.25
 10/29/2010 (700)  $12.26
 11/2/2010 (225)  $12.23
 11/3/2010 (3478)  $12.27
 11/4/2010 (1361)  $12.25
 11/5/2010 (30623)  $12.27
 11/8/2010 (200)  $12.23
 11/9/2010 (1335)  $12.08
 11/10/2010 38045  $11.66
 11/11/2010 104153  $11.50
 11/12/2010 12023  $11.46
 11/15/2010 120650  $11.38
 11/15/2010 (15836)  $11.45
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the PMO securities.

Item 7. Materials to be Filed as Exhibits.

As is indicated in Item 4, above, KIM has purchased PMO for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Accordingly, KIM submitted a proposal to the Fund on September 21, 2010 and a proposal on November 29, 2010. A copy of the proposals are attached as Exhibit 1 & 2.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Karpus Management, Inc.

By:   /s/
Name:   Cody B. Bartlett Jr., CFA
Title:   Managing Director of Investments
Date:   November 30, 2009

EXHIBIT 1
Proposal Letter to the Fund
Transmitted September 21, 2010

Jonathan S. Horwitz, Executive Vice-President, Treasurer,          September 21, 2010
Principal Executive Officer and Compliance Liason
The Putnam Funds
One Post Office Square
Boston, MA 02109

Re: Putnam Municipal Opportunities Trust ("PMO")

Mr. Horwitz:
Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus") is the beneficial owner of 206 shares of common stock of Putnam Municipal Opportunities Trust ("PMO" or the "Fund"). Karpus submits the enclosed shareholder proposal (the "Proposal") to terminate the management contract between PMO and Putnam Investment Management, LLC, for inclusion in the proxy statement that PMO plans to circulate to its shareholders in advance of the 2011 PMO annual meeting, anticipated to be held in April 2011 (the "Meeting"). Karpus submits this Proposal pursuant to Securities and Exchange Commission Rule 14a-8.

Karpus has continuously owned at least $2,000 in market value of PMO common stock for at least a one year period prior to the date of the submission of this Proposal. Attached hereto is a letter from U. S. Bank N.A., as well as a written statement from the "record" holder of the referenced 206 common shares, confirming such continuous ownership of PMO securities by Karpus. Karpus intends to hold the shares referenced in the enclosed attachments through the date of the Meeting.

Please advise us immediately if this notice is deficient in any way or any additional information is required so that we may promptly provide it in order to cure any deficiency.

Sincerely,

/s/

Brett D. Gardner
Senior Corporate Governance Analyst/Portfolio Manager

SHAREHOLDER PROPOSAL

TO TERMINATE THE MANAGEMENT CONTRACT BETWEEN PUTNAM
MUNICIPAL OPPORTUNITIES TRUST AND PUTNAM INVESTMENT MANAGEMENT, LLC

Submitted by Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus")

BE IT RESOLVED, that the Management Contract between Putnam Municipal Opportunities Trust ("PMO" or the "Fund") and Putnam Investment Management, LLC (the "Manager") shall be terminated.

SUPPORTING STATEMENT

As both common and preferred shareholders of PMO, Karpus is greatly concerned with the quality of the management of the Fund. Specifically, Karpus is most concerned with the Fund's performance as well as the "advice" the Manager has offered to the detriment of Fund shareholders and to the benefit of the Manager and the Fund's Board of Trustees.

PMO's performance has been at best mediocre across multiple time periods within its stated peer group, the Lipper General Muni Debt Leveraged category. Specifically, PMO's performance falls in the 47th percentile for one year performance, while it is below average for longer 3, 5, and 10-year periods (Source: Putnam, as of 8/31/2010). While the Fund's discount is narrow relative to its historic average, it remains wide relative to its Lipper leveraged closed-end fund category peers (Source: Lipper).

Moreover, the "advice" offered to the Board by the Manager has failed miserably. According to multiple press releases for the Fund, the Manager advised the Board of Trustees to delay a proposed merger of the Fund into an open-end fund and then ultimately advised the Board to indefinitely suspend any proposed mergers. Due to this "advice," all classes of PMO shareholders were denied the ability to realize the intrinsic value of their shares. Further, in our opinion, PMO shareholders were also misled into believing they would be able to receive net asset value for their shares and added to their positions based on the "advice" offered by our Fund's manager.

In the current market environment, many closed-end fund municipal bond shareholders have been able to receive net asset value for their common shares and par value for their preferred shares. This has not been the case with our Fund despite the fact that all four original reasons cited for merging PMO into an open-end fund are still valid to this day. Our Manager's apparent advice to our Board is to continue to lock in both common and preferred shareholders and deny them the ability to receive the intrinsic value of their shares. This is not acceptable.

PMO has been plagued by poor management long enough. To address our concerns, Karpus believes that a change is necessary and that Putnam Investment Management, LLC's management contract with PMO must be terminated.

Karpus strongly urges your support for the proposal to terminate the management contract with Putnam Investment Management, LLC.

END OF PROPOSAL

EXHIBIT 2
Proposal Letter to the Fund
Transmitted November 29, 2010

Jonathan S. Horwitz, Executive Vice-President, Treasurer, Principal         November 29, 2010
Executive Officer and Compliance Liason
The Putnam Funds
One Post Office Square
Boston, Massachusetts 02109

 Re: Putnam Municipal Opportunities Trust (NYSE: PMO), cusip no. 746922103

Mr. Horwitz:
Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus") is the beneficial owner of 317 shares of common stock and one share of preferred stock of Putnam Municipal Opportunities Trust ("PMO" or the "Fund") and by this letter is notifying the Fund of its intention to submit the enclosed non 14a-8 shareholder proposal (the "Proposal") for consideration at the Fund's 2011 Annual Meeting anticipated to be held in April 2011 (as well as any postponement or adjournment thereof) (the "Meeting"). As the attached indicates, our proposal requests that the Board of Trustees of PMO take all steps necessary to cause PMO to redeem all outstanding auction rate preferred shares at par and utilize Municipal Term Preferred Securities (MTPS), Variable Rate Demand Preferred Securities (VRDPS) and/or Tender Option Bonds (TOBs) as alternate sources of leverage.

Also attached is a letter from U. S. Bank N.A., as well as a written statement from the "record" holder of the referenced 317 common and one preferred share, confirming ownership of the PMO securities by Karpus. Karpus intends to hold the shares referenced in the enclosed attachments at least through the date of the Meeting.

Please advise us immediately if this notice is deficient in any way or any additional information is required so that we may promptly provide that information or cure any deficiency.

Sincerely,

Brett D. Gardner
Senior Corporate Governance Analyst/Portfolio Manager

SHAREHOLDER PROPOSAL

Submitted by Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus")

BE IT RESOLVED, that the Board of Trustees of Putnam Municipal Opportunities Trust ("PMO" or the "Fund") consider taking all steps necessary to cause PMO to redeem all outstanding auction rate preferred shares at par and to utilize Municipal Term Preferred Securities (MTPS), Variable Rate Demand Preferred Securities (VRDPS) and/or Tender Option Bonds (TOBs) as alternate sources of leverage.

SUPPORTING STATEMENT

When PMO holds its 2011 Annual Shareholder meeting, it will have been more than three years since the last auction process for PMO's auction rate preferred shares ("ARPS") took place. ARPS holders' investments are frozen, with no liquidity. The Fund has held ARPS shareholders' capital hostage long enough and we feel that it is time for the Fund to act in a proactive fashion by redeeming all remaining outstanding ARPS at par and replacing the leverage provided by the ARPS with MTPS, VRDPS and/or TOBs (should the Board deem it appropriate to maintain the current closed-end structure).

In a presentation last year, the Fund stated that "the Independent Trustees have acted in shareholders' best interests since the auction rate-securities market collapsed." We disagree. If the Fund had truly wanted to act in the interests of both common and preferred shareholders, it would have either: (1) merged the Fund into the an open-end fund as previously announced; or (2) replaced all outstanding auction rate preferred shares at par with the above-stated alternate forms of leverage.

To address the first action, if the Fund had followed through on its own recommendation in a timely fashion (rather than delaying and then suspending), all shareholders would have benefitted by receiving full value for their shares. Additionally, we feel that it is important to note that in the current market environment, many closed-end fund municipal bond shareholders have been able to receive net asset value for their common shares and par value for their preferred shares. This has not been the case with our Fund, despite the fact that all four original reasons cited for merging PMO into an open-end fund are still valid to this day.

Addressing the second action, if the Fund would have taken steps to complete the replacement of all outstanding ARPS, the Fund could benefit existing ARPS shareholders by providing liquidity at par and also could benefit common shareholders by taking advantage of low interest rate vehicles while simultaneously mitigating the risk of a significant increase in the cost of leverage should short-term interest rates rise.

Shareholders deserve a definitive plan from their Fund and Trustees. To our knowledge, no solutions beyond the auction rate preferred redemptions completed in anticipation of the merger of PMO into the stated open-end fund have been announced. This is not acceptable. ARPS holders must be able to receive the intrinsic value of their shares and common shareholders must be protected from a potentially higher cost of leverage should short-term interest rates rise.